ACADIA HEALTHCARE COMPANY, INC.

830 Crescent Centre Drive, Suite 610

Franklin, Tennessee 37067

October 29, 2012

Via EDGAR Submission

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acadia Healthcare Company, Inc.
Registration Statement on Form S-3
Filed October 17, 2012
File No. 333-184456

Dear Mr. Riedler:

Below is the response of Acadia Healthcare Company, Inc. (the “Company”) to the comment issued by the staff of the Division of Corporation Finance (the “Staff”) in a letter to the Company dated October 26, 2012 regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). The Staff’s comment is repeated and underlined below for convenience of reference.

Registration Statement on Form S-3

1. Comment: The legal opinion, filed as Exhibit 5 to your registration statement, includes the sentence, “This opinion letter has been prepared solely for your use in connection with the filing of the Registration Statement on the date of this opinion letter and should not be quoted in whole or in part or otherwise be referred to, nor filed with or furnished to any governmental agency or other person or entity, without the prior written consent of this firm.” Please note that this sentence is an impermissible limitation on reliance, since all purchasers in the offering are entitled to rely on the opinion of counsel. Please remove this statement from the legal opinion. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

Response:    The Company has filed with the Commission today an amendment to the Registration Statement including a legal opinion, filed as Exhibit 5, with the statement identified in the Staff’s comment letter removed.

Securities and Exchange Commission

Division of Corporate Finance

October 29, 2012

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

If you or the Staff have any questions or comments regarding the Company’s response, please contact the undersigned at (615) 861-7303 or the Company’s legal counsel, James H. Nixon III at (615) 850-8855.

Very truly yours,

Acadia Healthcare Company, Inc.

By:	/s/ Christopher L. Howard
Christopher L. Howard Executive Vice President, General Counsel and Secretary

cc:         James H. Nixon III